

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Ofer Maharshak
Chief Financial Officer
Mobileye N.V.
Har Hotzvim, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel

> **Re:** **Mobileye N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 5, 2015**
> **File No. 001-36566**

Dear Mr. Maharshak:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Operating and Financial Review and Prospects

Comparison of Results of Operations for 2014, 2013 and 2012

Taxes on Income, page 59

1. You state that the increase in tax expenses from fiscal 2013 to fiscal 2014 is due, in part, to uncertain tax positions and increases in taxable income. Please explain further your reference to an increase in taxable income considering you recognized a consolidated pre-tax loss in fiscal 2014. In addition, please reconcile these disclosures to your tax rate reconciliation on page F-28. In this regard, it appears that non-deductible expenses and permanent differences and tax rate differentials for certain foreign subsidiaries significantly impacted your effective tax rate. Please explain further what each of these reconciling items includes and, if material, tell us your consideration to provide a discussion of such items in your operating results disclosures. Also, to the extent that certain jurisdictions materially impacted your effective tax rate, tell us your consideration to disclose this information and include a discussion regarding how potential changes in such countries' operations may

impact your results of operations. We refer you to Item 5.A of Form 20-F and Section III.B of SEC Release 33-8350.

Index to Financial Statements

Notes to Consolidated Financial Statements

Note 9 Taxes on Income, page F-25

2.   We note in the "Taxes on income reconciliation" schedule on page F-28, significant amounts attributed to "Non-deductible expenses and other permanent differences" and "Increase in uncertain position, net", are key reasons for your recording of a $12 million tax expense provision for fiscal 2014 despite having incurred an $18 million pretax loss. Please tell us what consideration you gave to providing further quantitative breakdowns of each of these line items as well as qualitative discussions of the nature of separate items included in each. Refer to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief